QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

CERTIFICATE OF NOTIFICATION
under Rule 24 of the Public Utility Holding Company Act of 1935

APPLICATION/DECLARATION ON FORM U-1 OF
E.ON AG, E.ON US INVESTMENTS CORP. AND LG&E ENERGY CORP.
(File No. 70-10176)

        This Certificate of Notification is filed by E.ON AG, E.ON US Investments Corp. and LG&E Energy LLC (the "Applicants") in connection with the transactions proposed in the Application-Declaration filed on Form U-1, as amended (the "Application"), in File No. 70-10176 and authorized by the order of the Securities and Exchange Commission issued on December 29, 2003 (Release No. 35-27785) (the "Order"). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Application. Pursuant to Rule 24 of the Act, the Applicants hereby certify that on December 30, 2003 the Transaction was consummated in accordance with the authorizations granted in the Order.

Exhibits

B-2	Past Tense Opinion of Counsel

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, each of the undersigned companies has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 31, 2003	E.ON AG
	By:	/s/ ULRICH HUEPPE
	Name:	Ulrich Hueppe
	Title:	Executive Vice President Legal Affairs and General Counsel
	By:	/s/ RAINER LIESEN
	Name:	Rainer Liesen
	Title:	Corporate Attorney General Legal Affairs
E.ON US INVESTMENTS CORP.
	By:	/s/ JOHN R. MCCALL
	Name:	John R. McCall
	Title:	Chief Executive Officer and President
LG&E ENERGY LLC
	By:	/s/ JOHN R. MCCALL
	Name:	John R. McCall
	Title:	Executive Vice President, General Counsel and Secretary

Exhibit B-2

December 31, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Application-Declaration on Form U-1 in
  File No. 70-10176 (the "Application")

Dear Sirs:

        E.ON AG ("E.ON"), E.ON US Investments Corp. ("EUSIC") and LG&E Energy Corp. ("LG&E Energy" and, together with E.ON and EUSIC, the "Applicants") have applied to the Securities and Exchange Commission (the "Commission") for authorization for LG&E Energy to change its organizational form from a Kentucky corporation into a Kentucky limited liability company, all as more specifically set forth in the Application (the "Transaction"). The Transaction was consummated on December 30, 2003. Capitalized terms used in this opinion and not defined herein shall have the meanings assigned to them in the Application.

        I am authorized to practice law in the Federal Republic of Germany, the place of incorporation of E.ON. I am not a member of the bar of any other country, or any of the United States in which certain of E.ON's subsidiaries are incorporated and doing business, and I do not hold myself out as an expert in the laws of such states. For purposes of this opinion, to the extent necessary, I have relied on attorneys employed by LG&E Energy with regard to matters of Kentucky law. In addition, I have relied on advice from counsel employed or retained by E.ON, including the firm Jones Day with respect to matters under the Act and the firm Ogden Newell & Welch, PLLC with respect to certain matters of Kentucky, Virginia and Tennessee law.

        In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to our satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established, relied upon statements contained in the Application.

        The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

            (i)  The order entered by the Commission permitting the Application to become effective under the Act, and the rules and regulations thereunder, has not been amended or rescinded.

           (ii)  No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed herein.

        Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, it is my opinion that:

          (a)   All state and U.S. federal laws applicable to the Transaction have been complied with.

          (b)   LG&E Energy LLC ("New LG&E Energy") is validly organized and duly existing as a limited liability company under the laws of the Commonwealth of Kentucky.

B-2-1

          (c)   The Transaction has been carried out in accordance with the Application and applicable law.

          (d)   The membership interests of New LG&E Energy acquired by EUSIC pursuant to the Transaction are validly issued, fully paid and nonassessable.

          (e)   EUSIC is entitled to the rights and privileges appertaining to its membership interest in New LG&E Energy as set forth in the Articles of Organization and Operating Agreement of New LG&E Energy.

          (f)    The consummation of the Transaction did not violate the legal rights of the holders of any securities issued by E.ON, EUSIC or LG&E Energy or any associate company thereof.

B-2-2

        I hereby consent to the filing of this opinion as Exhibit B-2 to the Application.

EON AG
By:	/s/ ULRICH HUEPPE
Name:	Ulrich Hueppe
Title:	Executive Vice President Legal Affairs and General Counsel

B-2-3

QuickLinks

SIGNATURE